FOR IMMEDIATE RELEASE	WEDNESDAY, JANUARY 24, 2007

Shell Canada Announces Earnings of $1.7 Billion

Calgary, Alberta - Shell Canada Limited announces annual earnings of $1,738 million or $2.11 per common share in 2006 compared with $2,001 million or $2.43 per common share in 2005[1]. The decrease was largely due to the first major scheduled turnaround of the Athabasca Oil Sands Project, together with lower natural gas prices.

Fourth-quarter earnings were $223 million compared with $611 million for the same period in 2005[1]. The decrease was mainly due to lower commodity prices and a charge for the Long Term Incentive Plan.

Cash flow from operations was $2,614 million in 2006, down $422 million from 2005[1], due to the same factors that impacted full year earnings.

Capital and predevelopment expenditures amounted to $2,426 million in 2006, excluding the acquisition of BlackRock Ventures Inc. (BlackRock), compared with $1,715 million in 2005. The difference was due to increased investment in growth activities in unconventional oil and gas.

"Strong production from our oil sands operations following the scheduled turnarounds, and record earnings in Oil Products, underpinned our 2006 results," said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. "Expansions of our mining, in situ and unconventional gas businesses are now all in full swing. With the acquisition of BlackRock and other strategic land positions, we have built a strong platform for future growth."

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SHELL CANADA LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Company
Shell Canada Limited earnings in 2006 were $1,738 million, down from $2,001 million1  in 2005. Earnings were lower in 2006 due to the first major scheduled turnaround of the Athabasca Oil Sands Project (AOSP), which resulted in higher maintenance costs and lower production, together with lower natural gas prices. These were offset by higher oil prices and refining light oil margins, and a favourable adjustment in the second quarter of $222 million resulting from changes to federal and Alberta corporate tax rates. Total Long Term Incentive Plan (LTIP) charges were $44 million in 2006 compared to $186 million in 2005. Earnings in 2005 also included a favourable adjustment of $164 million related to the use of non-capital losses resulting from the acquisition of an affiliated company, Coral Resources Canada ULC.

Earnings for the fourth quarter of 2006 were $223 million compared with $611 million for the corresponding period in 2005. The decrease was mainly due to significantly lower natural gas prices, a $135 million charge for the LTIP compared with a charge of $30 million for the same period in 2005, and the turnaround at the Sarnia Refinery. Earnings in the fourth quarter of 2005 included a favourable adjustment of $65 million related to the use of non-capital losses from the acquisition of an affiliated company.

Total production for 2006 was 214,900 barrels of oil equivalent per day (BOE/d), down from 228,700 BOE/d in 2005. The decrease was mainly due to a belt tear at the mine in the first quarter and the scheduled turnaround at the mine and upgrader at mid year, as well as lower natural gas liquids (NGL) production. Total hydrocarbon production for the fourth quarter was a record 244,900 BOE/d.

Exploration & Production
Exploration & Production (E&P) delivered earnings of $499 million in 2006 compared with $665 million in 2005. Lower natural gas prices and NGL production due to natural field decline were offset by lower LTIP charges and a positive tax gain of $47 million from changes to federal and Alberta corporate tax rates. Total LTIP charges were $12 million in 2006 compared to $54 million in 2005. Effective January 1, 2006, the Peace River business was transferred from E&P to the Oil Sands business unit. Prior period E&P earnings have been adjusted to exclude Peace River operations.

1 Prior periods restated as required by Shell Canada’s adoption of Emerging Issues Committee (EIC) Abstract 162 “Stock Based Compensation For Employees Eligible to Retire Before The Vesting Date” (See Note 2 to the Consolidated Financial Statements).

SHELL CANADA LIMITED
Management's Discussion and Analysis (continued)

E&P earnings in the fourth quarter of 2006 were $53 million compared with earnings of $263 million for the same period in 2005. The decrease in earnings was predominately due to significantly lower prices, in addition to lower NGL volumes, higher dry hole write-off expenses, and an LTIP charge of $35 million.

Total natural gas production in 2006 increased to 523 million cubic feet per day (mmcf/d) from 512 mmcf/d in 2005, with increases from the Foothills and basin-centred gas (BCG) businesses.

During the quarter, the Company received Alberta Energy and Utilities Board approval for a downspacing application in the Chinook Ridge region in the BCG business. Approval for downspacing will allow the Company to drill four wells per section and utilize a pad drilling program to reduce costs and environmental impacts. The first four wells on Shell Canada's pad drilling program have been successfully drilled. The BCG program produced natural gas volumes of 23 mmcf/d for the fourth quarter of 2006, up from 8 mmcf/d for the same period in 2005. The BCG program remains on target to deliver production of 100 mmcf/d by the end of 2007.

The Sable Offshore Energy Project compression platform commenced operations in the fourth quarter. Natural gas production capacity is expected to increase over the next several weeks and the project will help to offset natural decline rates from the producing fields over the longer term.

The Great Barasway deepwater exploration well in the Orphan Basin offshore Newfoundland continued drilling in the fourth quarter. Drilling is taking longer than anticipated and is now expected to conclude during the first quarter of 2007.

The Mackenzie Gas Project is experiencing upward cost pressure, influenced by regional and global energy industry activity. In addition, a recent Federal Court decision regarding Aboriginal consultation by the federal government on the proposed Mackenzie Valley pipeline has resulted in further uncertainty regarding the regulatory process for the project. The project proponents expect to file an updated cost estimate and schedule with regulators later in the first quarter of 2007.

Within the Foothills business, construction is progressing on the northeast British Columbia gas gathering system and dehydration facility, which is designed to connect several existing gas discoveries and increase production in 2007 from the Monkman Pass region. Two wells - a development well and an exploration well - were drilled in 2006 in the same area as the initial Tay River discovery. Neither well was successful in the main target zone.

Oil Sands
Oil Sands earnings in 2006 were $718 million compared with $783 million in 2005. Higher oil prices were offset by lower production due to the belt tear at the mine in the first quarter of 2006 and a major scheduled turnaround of both the mine and upgrader at mid year. The 2006 results included a favourable tax adjustment of $144 million resulting from changes to federal and Alberta corporate tax rates. Total LTIP charges were $8 million in 2006 compared to $30 million in 2005.

SHELL CANADA LIMITED
Management's Discussion and Analysis (continued)

Oil Sands earnings in the fourth quarter of 2006 were $221 million, up from $193 million for the corresponding period in 2005. Increased in situ production, lower heavy oil differentials and an improved AOSP synthetic product mix were offset by lower crude prices in the quarter. Earnings for the quarter also included $21 million from AOSP Expansion 1 payments received from the other joint venture owners and an insurance settlement of $15 million from the June 30, 2006 fire at the BlackRock Seal battery. These earnings were offset by an LTIP charge of $29 million.

The Company’s share of AOSP bitumen production in 2006 averaged 82,500 barrels per day (bbls/d), down from the average of 95,900 bbls/d achieved in 2005. The lower production was due to the belt tear at the mine in the first quarter of 2006 and a major scheduled turnaround of both the mine and upgrader at mid year. In the fourth quarter of 2006, average bitumen production was 106,600 bbls/d compared with 106,800 bbls/d for the same period in 2005.

Unit cash operating costs for the AOSP averaged $28.73 per barrel in 2006, an increase of $5.51 per barrel compared to 2005. The increase was largely due to the first major scheduled turnaround of the AOSP, which resulted in higher maintenance costs and lower production. Unit cash operating costs in the fourth quarter of 2006 were $24.26 per barrel compared with $23.88 for the same period in 2005. The Company realized an average synthetic crude price of $55.56 for the quarter.

During the quarter, the Company received Alberta Energy and Utilities Board approval for the Muskeg River Mine Expansion, an integral part of AOSP Expansion 1, a 100,000 bbls/d expansion of oil sands mining and upgrading facilities. Construction is well underway on both the upstream and downstream components of Expansion 1, and the project now employs 2,400 people.

Total average in situ production for the full year was 12,400 bbls/d compared to 8,900 bbls/d in 2005. In situ production for the fourth quarter was 20,400 bbls/d, up significantly from 8,900 bbls/d in the fourth quarter of 2005 due to new thermal production at Peace River and new volumes associated with the purchase of BlackRock Ventures Inc. (BlackRock). Year-end capacity was 30,000 bbls/d although, as previously disclosed, production volumes at Peace River continue to be reduced due to the apportionment on the Rainbow Pipeline.

Construction of the 10,000 bbls/d Orion steam-assisted gravity drainage (SAGD) project near Cold Lake is on track with a target start up in mid 2007. During the quarter, the Company filed its regulatory application for the in situ growth plan for a 100,000 bbls/d Peace River development.

Reserves
In 2006, gross proved natural gas reserves were 1,400 billion cubic feet (bcf) compared with 1,592 bcf for 2005, after production of 191 bcf. Natural gas reserve additions from extensions and discoveries of 133 bcf, including 95 bcf from continued drilling success in the BCG region, were offset by downward technical and economic revisions.

Gross proved natural gas liquids reserves decreased to 61 million barrels in 2006 after production of 12 million barrels and a small offset from net positive technical and economic revisions.

SHELL CANADA LIMITED
Management's Discussion and Analysis (continued)

The Company’s gross proved in situ bitumen reserves increased from 28 million barrels in 2005 to 96 million barrels in 2006, due mainly to the acquisition of BlackRock. Reserves additions resulting from infill drilling in the Peace River field were offset by production of 5 million barrels and minor technical revisions.

In accordance with U.S. SEC regulations, the Company booked proved reserves of 34 million barrels for Orion, reflecting only the approved first phase of the project. Reserves for the future phases of Orion will be booked upon final investment decision. Proved reserves for Orion of 95 million barrels previously reported by BlackRock were prepared according to Canadian reserve reporting regulations.

The Company’s gross proved minable bitumen reserves increased by 60 per cent in 2006 to 1,292 million barrels from 808 million barrels in 2005. Following the final investment decision for AOSP Expansion 1, the Company booked 497 million barrels on a gross basis to reflect the project’s full economic life of 38 years. Core-hole drilling activity at the Muskeg River Mine resulted in the reclassification of 17 million barrels from the probable to proved category. The additions were partially offset by production of 30 million barrels in 2006. Total gross proved and probable minable bitumen reserves increased from 936 million barrels in 2005 to 1,695 million barrels for 2006.

Shell Canada’s 2006 Annual Report will provide full gross and net reserves information.

Oil Products
Oil Products 2006 annual earnings were a record $584 million, up significantly from earnings of $434 million for 2005. Stronger refining margins and a favourable second quarter adjustment of $43 million resulting from changes to federal and Alberta corporate tax rates were partially offset by lower refinery yield. Planned turnarounds at both the Montreal East and Sarnia refineries in 2006, as well as feedstock limitations at both the Scotford and Montreal East refineries, impacted refinery yield. Total LTIP charges were $13 million in 2006 compared with $56 million in 2005.

Oil Products earnings in the fourth quarter of 2006 were $22 million compared with $106 million for the same period in 2005. The decrease was mainly due to higher operating expenses, which included an LTIP charge of $36 million, lower refining and marketing margins, and lower refinery yield. The total impact of the planned turnaround at the Sarnia Refinery was $44 million. Refinery yield was also lower in the fourth quarter of 2006 due to feedstock limitations at Montreal East Refinery and lower benzene sales from Scotford.

In the fourth quarter, work progressed on designs for a new heavy oil refinery near Sarnia, Ontario. The team has begun to advance environmental impact assessments and ongoing discussions with various regulatory and community stakeholder groups.

Oil Products has planned a major turnaround for the Montreal East Refinery in the second quarter of 2007. The turnaround will impact a number of process units for approximately one month.

SHELL CANADA LIMITED
Management's Discussion and Analysis (continued)

Corporate
Corporate incurred a loss of $63 million in 2006 compared with earnings of $119 million in 2005. Higher interest charges were offset by lower LTIP charges in 2006. Prior year earnings included a favourable adjustment of $164 million related to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC. Total LTIP charges in 2006 were $12 million compared to $46 million in 2005.

Corporate incurred a loss of $73 million in the fourth quarter of 2006 compared with earnings of $49 million for the corresponding period in 2005. The change was mainly due to higher operating expenses, which included a $35 million LTIP charge, higher interest charges in 2006, and a favourable adjustment of $65 million in 2005 related to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC.

Cash Flow and Financing
In 2006, cash flow from operations was $2,614 million, down from $3,036 million in 2005. The decrease is largely due to lower bitumen and NGL volumes, lower natural gas prices and higher expenses. These were partially offset by higher oil prices and refining light oil margins, and a favourable adjustment resulting from changes to federal and Alberta corporate tax rates. Cash flow from operations for the fourth quarter of 2006 was $438 million, down from $926 million for the same period in 2005. The decrease was mainly due to lower natural gas prices, higher LTIP charges and the turnaround at the Sarnia Refinery.

Capital and predevelopment expenditures amounted to $2,426 million for 2006 (excluding the BlackRock purchase price of $2.4 billion net of cash acquired) and $938 million for the fourth quarter, compared with $1,715 million and $709 million respectively for 2005. The difference was due to increased investment in growth activities in unconventional oil and gas.

Total debt outstanding at the end of 2006 was $1,435 million, which includes $1,036 million of commercial paper issued under the Company's $1.5 billion program, borrowings of $199 million against a $1-billion syndicated facility established in the second quarter of this year and $200 million for a mobile equipment lease. This compares with debt on the December 31, 2005 balance sheet of $211 million, mainly due to the mobile equipment lease. The Company also held $1,083 million in cash on December 31, 2005.

Dividends paid in the fourth quarter of 2006 were $0.11 per common share, totalling $91 million. This same level of dividend was paid in the third quarter of 2006 and the fourth quarter of 2005.

Share Information
At January 15, 2007, the Company had 825,662,514 common shares outstanding (October 15, 2006 - 825,541,514 common shares) with 21,365,238 employee stock options outstanding, of which 10,360,457 were exercisable or could be surrendered to exercise an attached share appreciation right (October 15, 2006 - 22,333,630 outstanding and 11,256,400 exercisable).

SHELL CANADA LIMITED
Management's Discussion and Analysis (continued)

Stock Trading Information
	Fourth Quarter
	2006	2005
Share Prices (dollars) (1) - High	43.85	42.35
- Low	28.90	32.45
- Close (end of period)	43.51	42.05
Shares traded (thousands) (1)	85,578	23,719

(1) Toronto Stock Exchange quotations

Additional Information
Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under the Company’s profile at www.sedar.com and www.sec.gov.

Cautionary Note
This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth, future capital and other expenditures, drilling, development, construction and expansion plans, maintenance activities and schedules, resources and reserves estimates, future production of resources and reserves, the submission and receipt of regulatory applications, project costs and schedules, the impact of compression projects, the apportionment of pipeline capacity and oil and gas production levels.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project start-up, schedules and execution, labour availability, material and equipment shortages, constraints on infrastructure, the uncertainties involving geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, the receipt of regulatory approvals, stakeholder engagement, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

SHELL CANADA LIMITED
Management's Discussion and Analysis (continued)

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures of other companies. The Company includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Company.

The Company’s reserves disclosure and related information are prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Company to present its reserves disclosure and related information in accordance with the applicable requirements of the United States Financial Accounting Standards Board and the United States Securities and Exchange Commission. This disclosure differs from the corresponding information required by NI 51-101.

For 2006, reserves estimates associated with the BlackRock properties were prepared by an independent qualified reserves evaluator. Otherwise, the Company’s reserves estimates are prepared by internal qualified reserves evaluators. With the exception of the BlackRock properties, no independent qualified reserves evaluator or auditor was involved in the preparation of the Company’s reserves data.

Certain volumes have been converted to barrels of oil equivalent (BOE). BOEs may be misleading, particularly if used in isolation. A conversion of six thousand cubic feet of natural gas to one barrel of oil, as used in this document, is based on the energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)
	Fourth Quarter		Total Year
	2006	2005	2006	2005
		(restated)		(restated)

Earnings	223	611	1 738	2 001
Revenues	3 581	4 043	14 806	14 394
Cash flow from operations[1]	438	926	2 614	3 036
Return on average common shareholders' equity (%)	-	-	19.6	27.2
Per common share (dollars) (Note 7)
Earnings - basic	0.27	0.74	2.11	2.43
Earnings - diluted	0.27	0.73	2.09	2.40
Dividends paid	0.110	0.110	0.440	0.367

Results by Segment (Note 3)

Earnings
Exploration & Production	53	263	499	665
Oil Sands	221	193	718	783
Oil Products	22	106	584	434
Corporate	(73)	49	(63)	119
Total	223	611	1 738	2 001
Revenues
Exploration & Production	531	814	2 200	2 554
Oil Sands	1 024	909	3 363	3 356
Oil Products	2 641	2 985	11 367	10 779
Corporate	4	2	78	63
Inter-segment sales	(619)	(667)	( 2 202)	( 2 358)
Total	3 581	4 043	14 806	14 394
Cash flow from operations[1]
Exploration & Production	215	360	990	1 024
Oil Sands	239	363	843	1 411
Oil Products	78	216	831	527
Corporate	(94)	(13)	(50)	74
Total	438	926	2 614	3 036
Capital and predevelopment expenditures
Exploration & Production	270	319	828	796
Oil Sands	473	190	1 150	420
Oil Products	186	192	402	484
Corporate	9	8	46	15
Total	938	709	2 426	1 715
Return on average capital employed (%)[2]
Exploration & Production	-	-	23.9	40.3
Oil Sands	-	-	16.6	27.8
Oil Products	-	-	24.0	19.8
Total	-	-	18.2	26.7

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Fourth Quarter		Total Year
	2006	2005	2006	2005
		(restated)		(restated)
EXPLORATION & PRODUCTION (Note 3)

Production
Natural gas (mmcf/d)
Western Canada natural gas	415	407	416	393
Sable natural gas	105	121	107	119
Total natural gas - gross	520	528	523	512
Total natural gas - net	431	428	425	413

Ethane, propane and butane (bbls/d) - gross	18 600	23 600	19 800	23 300
Ethane, propane and butane (bbls/d) - net	14 800	18 600	15 900	18 600

Condensate (bbls/d) - gross	12 600	15 600	13 000	15 300
Condensate (bbls/d) - net	9 600	12 000	10 100	11 800

Sulphur (tons/d) - gross	4 700	5 600	5 200	5 300
Sulphur (tons/d) - net	4 700	5 000	5 000	4 800

Sales[3] - gross
Natural gas (mmcf/d)	507	520	514	510
Ethane, propane and butane (bbls/d)	35 800	41 400	34 100	38 200
Condensate (bbls/d)	20 200	23 600	20 600	18 100
Sulphur (tons/d)	13 300	12 300	11 900	11 700

OIL SANDS (Note 3)

Production
Bitumen (bbls/d) - gross
Minable	106 600	106 800	82 500	95 900
In situ	20 400	8 900	12 400	8 900
Total	127 000	115 700	94 900	104 800

Bitumen (bbls/d) - net
Minable	105 600	105 700	81 700	95 000
In situ	20 100	8 600	12 000	8 700
Total	125 700	114 300	93 700	103 700

Sales[3]
Synthetic crude sales excluding blend stocks (bbls/d)	113 100	112 300	85 900	99 400
Purchased upgrader blend stocks (bbls/d)	39 300	42 900	35 400	37 100
Total synthetic crude sales (bbls/d)	152 400	155 200	121 300	136 500

Bitumen product excluding diluent (bbls/d)	22 500	10 200	13 100	9 900
Purchased diluent (bbls/d)	6 100	2 100	3 000	1 900
Total bitumen products (bbls/d)	28 600	12 300	16 100	11 800

In situ condensate (bbls/d)	3 200	3 100	2 700	2 400

Unit Costs[4]

Mining and upgrading operations

Cash operating cost - excluding natural gas ($/bbl)	19.42	16.73	23.49	17.14
Cash operating cost - natural gas ($/bbl)	4.84	7.15	5.24	6.08
Total cash operating cost ($/bbl)	24.26	23.88	28.73	23.22
Depreciation, depletion and amortization ($/bbl)	4.84	5.14	5.53	5.77
Total unit cost ($/bbl)	29.10	29.02	34.26	28.99

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)
	Fourth Quarter Total Year
	2006	2005	2006	2005
		(restated)		(restated)
OIL SANDS (continued)

Unit Costs[4]

In situ operations

Cash operating cost - excluding natural gas ($/bbl)	11.87	12.04	14.02	13.65
Cash operating cost - natural gas ($/bbl)	2.90	5.71	5.85	9.56
Total cash operating cost ($/bbl)	14.77	17.75	19.87	23.21
Depreciation, depletion and amortization ($/bbl)	7.61	6.45	7.85	5.11
Total unit cost ($/bbl)	22.38	24.20	27.72	28.32

OIL PRODUCTS

Sales[3]
Gasolines (m3/d)	20 800	20 900	20 800	21 000
Middle distillates (m3/d)	20 200	22 900	20 000	21 000
Other products (m3/d)	6 400	7 300	6 500	7 100
Total Oil Products sales (m3/d)	47 400	51 100	47 300	49 100

Crude oil processed by Shell refineries (m3/d)[5]	44 200	41 500	44 600	44 900
Refinery utilization (per cent)[6]	84	80	86	87
Earnings per litre (cents)[7]	0.5	2.3	3.4	2.4

Prices
Natural gas average plant gate netback price ($/mcf)	6.51	11.53	6.79	8.23
Ethane, propane and butane average field gate price ($/bbl)	30.56	44.41	33.94	34.79
Condensate average field gate price ($/bbl)	63.93	68.30	71.63	66.76
Synthetic crude average plant gate price ($/bbl)	55.56	56.99	61.32	57.55

SHELL CANADA LIMITED
Financial and Operating Highlights
(unaudited)

Non-GAAP Measures

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures for other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

Definitions

[1] Cash flow from operations is a non-GAAP measure and is defined as cash flow from operating activities before movement in working capital and operating activities.

2 ROACE is a non-GAAP measure and is defined as earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preference shares, long-term debt and short-term borrowings.

[3] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[4] Total unit cost for Oil Sands, including unit cash operating and unit depreciation, depletion and amortization
(DD&A) costs, is a non-GAAP measure. Unit cash operating cost for Oil Sands mining and upgrading is defined as:
operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Operating, selling and general expenses associated with mining and upgrading were $725 million in the year of 2006 and $199 million in the fourth quarter of 2006. Cash cost items included in COGS were $176 million in the year of 2006 and $53 million in the fourth quarter of 2006.

Unit cash operating cost for in situ operations is defined as: operating, selling and general expenses plus inter-segment purchases of natural gas, divided by bitumen product sales excluding diluent. Operating, selling and general expenses associated with in situ operations were $67 million in the year of 2006 and $24 million in the fourth quarter of 2006.
Inter-segment purchases of natural gas were $28 million in the year of 2006 and $6 million in the fourth quarter of 2006.

Unit DD&A cost for Oil Sands mining and upgrading is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which were written off over the first three years of the project life (2003-2005).

Unit DD&A cost for in situ operations is defined as: DD&A cost divided by bitumen product sales excluding diluent.

Total mining unit cost includes long-term incentive plan (LTIP) costs totalling $0.42/bbl in the year of 2006 (2005 - $1.32/bbl)
and $3.82/bbl for the fourth quarter of 2006 (2005 - $0.57/bbl).

Total in-situ unit cost includes LTIP costs totalling $0.47/bbl in the year of 2006 (2005 - $2.25/bbl) and $2.14/bbl for the fourth quarter of 2006 (2005 - $1.21/bbl).

[5] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[6] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[7] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)
	Fourth Quarter Total Year
	2006	2005	2006	2005
		(restated)		(restated)
Revenues
Sales and other operating revenues	3 506	4 025	14 651	14 171
Dividends, interest and other income	75	18	155	223
Total revenues	3 581	4 043	14 806	14 394
Expenses
Cost of goods sold	1 970	2 197	8 627	7 900
Operating, selling and general (Note 2)	880	648	2 494	2 419
Transportation	85	84	306	331
Exploration	45	22	131	120
Predevelopment	49	15	149	64
Depreciation, depletion, amortization and retirements	232	216	822	782
Interest on long-term debt	3	2	10	8
Other interest and financing charges	15	-	32	3
Total expenses	3 279	3 184	12 571	11 627
Earnings
Earnings before income tax	302	859	2 235	2 767
Current income tax	88	161	518	602
Future income tax	(9)	87	(21)	164
Total income tax	79	248	497	766
Earnings	223	611	1 738	2 001
Per common share (dollars) (Note 7)
Earnings - basic	0.27	0.74	2.11	2.43
Earnings - diluted	0.27	0.73	2.09	2.40
Common shares outstanding (millions - weighted average)	826	825	825	825
Retained Earnings
Balance at beginning of period	8 918	7 155	7 675	6 009
Earnings	223	611	1 738	2 001
	9 141	7 766	9 413	8 010
Common shares buy-back	-	-	-	33
Dividends	91	91	363	302
Balance at end of period	9 050	7 675	9 050	7 675

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)
	Fourth Quarter Total Year
	2006	2005	2006	2005
		(restated)		(restated)
Cash from Operating Activities
Earnings	223	611	1 738	2 001
Exploration and predevelopment	31	19	111	99
Non-cash items
Depreciation, depletion, amortization and retirements	232	216	822	782
Future income tax	(9)	87	(21)	164
Other items	(39)	(7)	(36)	(10)
Cash flow from operations	438	926	2 614	3 036
Movement in working capital and operating activities
Accounts receivable securitization program	-	-	-	(150)
Other working capital and operating items (Note 2)	347	419	(117)	175
	785	1 345	2 497	3 061
Cash Invested
Capital and predevelopment expenditures	(938)	(709)	( 2 426)	( 1 715)
Acquisition of BlackRock Ventures Inc. (Note 4)	-	-	( 2 428)	-
Movement in working capital from investing activities	148	53	309	69
Capital expenditures and movement in working capital	(790)	(656)	( 4 545)	( 1 646)
Proceeds on disposal of properties, plant and equipment	105	1	106	6
Investments and other	7	-	(19)	-
	(678)	(655)	( 4 458)	( 1 640)
Cash from Financing Activities
Common shares buy-back	-	-	-	(34)
Proceeds from exercise of common share stock options	2	-	7	6
Redemption of preference shares (Note 9)	-	-	(1)	-
Dividends paid	(91)	(91)	(363)	(302)
Long-term debt and other	-	-	-	(135)
Short-term financing	(18)	-	1 235	-
	(107)	(91)	878	(465)
(Decrease) Increase in cash	-	599	( 1 083)	956
Cash at beginning of period	-	484	1 083	127
Cash at December 31[1]	-	1 083	-	1 083

Supplemental disclosure of cash flow information
Dividends received	4	5	13	15
Interest received	4	8	57	42
Interest paid	16	2	42	12
Income tax paid	142	123	743	683

[1] Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Dec. 31, 2006	Dec. 31, 2005
		(restated)
Assets
Current assets
Cash and short-term investments	-	1 083
Accounts receivable	1 940	1 821
Inventories
Crude oil, products and merchandise	523	535
Materials and supplies	100	92
Prepaid expenses	50	71
Future income tax	299	327
	2 912	3 929
Investments, long-term receivables and other	741	671
Properties, plant and equipment	13 669	9 066
Goodwill (Notes 4 and 5)	234	-
Total assets	17 556	13 666
Liabilities
Current liabilities
Short-term borrowings (Note 6)	1 235	-
Accounts payable, accrued liabilities and other (Note 2)	2 752	2 272
Income and other taxes payable	535	687
Current portion of asset retirement and other long-term obligations	101	26
Current portion of long-term debt	3	11
	4 626	2 996
Asset retirement and other long-term obligations	611	538
Long-term debt	197	200
Future income tax	2 542	1 733
Total liabilities	7 976	5 467

Shareholders' Equity
Capital stock
100 4% preference shares (Note 9)	-	1
825 662 514 common shares (2005 - 825 102 612)	530	523
Retained earnings	9 050	7 675
Total shareholders' equity	9 580	8 199
Total liabilities and shareholders' equity	17 556	13 666

___________________________
Clive Mather, Director

___________________________
Kerry L. Hawkins, Director

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Fourth Quarter

			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
		(restated)		(restated)		(restated)		(restated)		(restated)
			(Note 3)		(Note 3)
Revenues
Sales and other operating revenues	3 506	4 025	459	740	545	435	2 502	2 857	-	(7)
Inter-segment sales	-	-	70	73	428	474	121	120	-	-
Dividends, interest and other income	75	18	2	1	51	-	18	8	4	9
Total revenues	3 581	4 043	531	814	1 024	909	2 641	2 985	4	2
Expenses
Cost of goods sold	1 970	2 197	-	-	267	243	1 706	1 957	(3)	(3)
Inter-segment purchases	-	-	46	62	120	116	453	489	-	-
Operating, selling and general	880	648	171	128	223	191	391	305	95	24
Transportation	85	84	85	84	-	-	-	-	-	-
Exploration	45	22	45	22	-	-	-	-	-	-
Predevelopment	49	15	7	8	32	7	10	-	-	-
Depreciation, depletion,
amortization and retirements	232	216	107	93	66	59	58	63	1	1
Interest on long-term debt	3	2	-	-	-	-	-	-	3	2
Other interest and financing charges	15	-	-	-	-	-	-	-	15	-
Total expenses	3 279	3 184	461	397	708	616	2 618	2 814	111	24
Earnings (loss)
Earnings (loss) before income tax	302	859	70	417	316	293	23	171	(107)	(22)
Current income tax	88	161	(5)	163	112	(4)	(6)	11	(13)	(9)
Future income tax	(9)	87	22	(9)	(17)	104	7	54	(21)	(62)
Total income tax	79	248	17	154	95	100	1	65	(34)	(71)
Earnings (loss)	223	611	53	263	221	193	22	106	(73)	49

SHELL CANADA LIMITED
Segmented Information (continued)
($ millions)
(unaudited)

	Total Year

			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
		(restated)		(restated)		(restated)		(restated)		(restated)
			(Note 3)		(Note 3)
Revenues
Sales and other operating revenues	14 651	14 171	1 977	2 253	1 782	1 553	10 870	10 343	22	22
Inter-segment sales	-	-	216	275	1 524	1 671	462	412	-	-
Dividends, interest and other income	155	223	7	26	57	132	35	24	56	41
Total revenues	14 806	14 394	2 200	2 554	3 363	3 356	11 367	10 779	78	63
Expenses
Cost of goods sold	8 627	7 900	-	-	1 024	790	7 599	7 108	4	2
Inter-segment purchases	-	-	221	241	417	416	1 564	1 701	-	-
Operating, selling and general	2 494	2 419	446	467	792	692	1 153	1 139	103	121
Transportation	306	331	306	331	-	-	-	-	-	-
Exploration	131	120	131	120	-	-	-	-	-	-
Predevelopment	149	64	36	38	92	26	21	-	-	-
Depreciation, depletion,
amortization and retirements	822	782	378	348	211	228	229	204	4	2
Interest on long-term debt	10	8	-	-	-	-	-	-	10	8
Other interest and financing charges	32	3	-	-	-	-	-	-	32	3
Total expenses	12 571	11 627	1 518	1 545	2 536	2 152	10 566	10 152	153	136
Earnings (loss)
Earnings (loss) before income tax	2 235	2 767	682	1 009	827	1 204	801	627	(75)	(73)
Current income tax	518	602	153	411	195	41	190	296	(20)	(146)
Future income tax	(21)	164	30	(67)	(86)	380	27	(103)	8	(46)
Total income tax	497	766	183	344	109	421	217	193	(12)	(192)
Earnings (loss)	1 738	2 001	499	665	718	783	584	434	(63)	119

Total assets	17 556	13 666	3 585	3 261	8 886	4 274	4 846	4 688	239	1 443

Capital employed [1]	11 015	8 410	2 292	1 884	5 982	2 680	2 599	2 275	142	1 571

[1] Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Consolidated Financial Statements for the year ended December 31, 2005, except as described in notes 2, 3 and 4.

Certain other information provided for prior periods has been reclassified to conform to the current presentation.

2. Change in Accounting Policy

Shell Canada adopted Emerging Issues Committee (EIC) Abstract 162 “Stock Based Compensation For Employees Eligible to Retire Before The Vesting Date” with prior period restatement as required. The EIC mandates that employees who are eligible to retire at the grant date, or will become eligible to retire during the vesting period, should have their stock-based compensation awards recognized at the earliest eligible retirement date.

The impact of this change resulted in a long-term incentive plan (LTIP) reduction in expense of $10 million for the year ended December 31, 2006 (2005 - $13 million increase in expense). These changes will also result in corresponding increases/decreases to the Cash from Operating Activities section of the Consolidated Statement of Cash Flows. Earnings per common share are increased by 0.01 for the period ended December 31, 2006 (2005 -0.01 decrease). On a diluted basis, earnings per common share are increased by 0.02 (2005 -0.01 decrease).

3. Segmented Information

Effective January 1, 2006, the Peace River business was transferred from Exploration & Production to the Oil Sands business unit. Segmented information for the relevant business units has been reclassified for the prior periods.

4. Acquisition of BlackRock Ventures Inc.

On June 21, 2006, the Corporation acquired more than 92 per cent of the outstanding common shares of BlackRock Ventures Inc. (BlackRock). The original offer was extended to June 27, 2006, and again to July 10, 2006, and additional common shares were acquired. The Corporation completed its acquisition of BlackRock and acquired all of the remaining common shares by way of compulsory acquisition on July 11, 2006. BlackRock was engaged in the development and production of heavy oil in Western Canada.

The Corporation's total consideration for the transaction was $2,570 million ($2,428 million net of cash acquired) including acquisition costs of $12 million and working capital of $108 million. Of the consideration paid, $3,092 million was allocated to oil and natural gas properties and $234 million was allocated to goodwill.

The acquisition was accounted for based on the purchase method and the allocation was supported by a third-party valuation. A summary of the purchase equation is presented as follows:

Net assets acquired ($ millions)
Oil and natural gas properties 3 092
Goodwill[1] 234
Working capital[2] 108
Other assets 1
Asset retirement obligations (11)
Future income tax liability (854)
2 570

[1]The $234 million of goodwill has no tax basis and was allocated to the Oil Sands business unit.

[2]Working capital acquired includes cash of $142 million.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

5. Goodwill

The goodwill is entirely due to the timing difference created between the tax basis of the assets compared to the fair value. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if events occur that could result in impairment, by applying a fair value-based test.

6. Short-term borrowings

The Corporation entered into a $1 billion revolving credit facility ("the facility") during the second quarter of 2006. The facility was arranged with a syndicate of banks and matures on June 15, 2008.

This facility, along with the already established $1.5 billion commercial paper program, provided the Corporation with $2.5 billion of borrowing capacity. At December 31, 2006, the outstanding balance on the revolving credit facility was $199 million in the form of short-term borrowings that had an effective interest rate of 4.44 per cent. At December 31, 2006, the outstanding balance on the commercial paper program was $1,036 million at an effective interest rate of 4.39 per cent.

7. Earnings Per Share

	Fourth Quarter		Total Year
	2006	2005	2006	2005
		(restated)		(restated)

Earnings ($ millions)	223	611	1 738	2 001

Weighted average number of common shares (millions)	826	825	825	825

Dilutive securities (millions)
Options under Long Term Incentive Plan	9	10	8	9

Basic earnings per share ($ per share) 0.27		0.74	2.11	2.43
Diluted earnings per share ($ per share)	0.27	0.73	2.09	2.40

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

8. Employee Future Benefits

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements for the year ended December 31, 2005. The components of the pension expense in the Consolidated
Statement of Earnings are as follows:

	Fourth Quarter
($ millions)	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Current service cost	12	10	-	-
Employee contributions	-	-	-	-
Interest cost	32	31	3	3
Expected return on plan assets	(37)	(35)	-	-
Amortization of transitional (asset) obligation	(9)	(9)	1	1
Amortization of net actuarial loss	22	17	-	-
Net expense	20	14	4	4
Defined contribution segment	5	5	-	-
Total	25	19	4	4

	Total Year
($ millions)	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Current service cost	46	37	2	2
Employee contributions	(3)	(3)	-	-
Interest cost	128	127	11	10
Expected return on plan assets	(147)	(137)	-	-
Amortization of transitional (asset) obligation	(36)	(36)	2	2
Amortization of net actuarial loss	88	71	3	-
Net expense	76	59	18	14
Defined contribution segment	25	15	-	-
Total	101	74	18	14

9. Redemption of Preference Shares

Effective September 30, 2006, the Corporation redeemed the previously outstanding 100 preference shares for cash consideration in accordance with their terms.